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                                                          EXHIBIT 12(a)(1)(xii)

[GMAC MORTGAGE GROUP LOGO]
                         IMMEDIATE ATTENTION REQUIRED

                                                                 April 24, 2000

Re: GMAC Mortgage Group Savings Incentive Plan

Dear Plan Participant:

   Our records reflect that, as a participant in the plan above (the "Plan"), all or a portion of your individual account is invested in the GM Stock Fund (the "Stock Fund"). General Motors Corporation ("GM") has initiated an offer to exchange shares of its $1 2/3 par value common stock for shares of GM Class H common stock.

   Enclosed are exchange offer materials that require your immediate attention. These materials describe an offer to exchange shares of GM $1 2/3 par value common stock for shares of GM Class H common stock. As described below, you have the right to instruct Fidelity Management Trust Company ("Fidelity"), as trustee of the Plan, concerning whether to "exchange" (offer to sell) all or a portion of the shares of GM $1 2/3 par value common stock credited to your individual account under the Plan.

   You will need to call Fidelity at 1-800-835-5092 by 4:00 P.M., Eastern Time, on May 16, 2000, if you wish to make an exchange election.

   The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing Fidelity of your election. You should also review the more detailed explanation provided in the other materials enclosed with this letter, including the Offering Circular-Prospectus.

Background

   GM has made an offer to exchange shares of GM $1 2/3 par value common stock, (the "Shares"), for GM Class H common stock. The precise ratio for the exchange is set forth in the enclosed Offering Circular-Prospectus dated April 24, 2000 (the "Offer to Exchange"), and the related Letter of Transmittal (together with the Offer to Exchange, the "Offer") set forth the objectives, terms and conditions of the Offer and are being provided to all of GM's shareholders.

   GM's Offer to Exchange extends to the Shares held by the Plan. Only Fidelity, as trustee of the Plan, can exchange these Shares in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct Fidelity whether or not to exchange some or all of the Shares credited to your individual account in the Plan. Unless otherwise required by applicable law, Fidelity will exchange Shares credited to participant accounts in accordance with participant instructions and Fidelity will not exchange Shares credited to participant accounts for which it does not receive timely instructions. If you do not call Fidelity and make an election to exchange by 4:00, Eastern Time, on Tuesday, May 16, 2000, you will be deemed to have elected not to participate in the Offer and no Shares credited to your Plan account will be exchanged in the Offer.

   Please note that the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the trust agreement between GMAC Mortgage Group, Inc. and Fidelity, prohibit the sale of Shares to GM for less than "adequate consideration". ERISA defines adequate consideration for a publicly traded security as the prevailing market price. Fidelity will determine what constitutes "adequate consideration" for the Shares based the prevailing market price of the Shares on or about the date the Shares are tendered for exchange by Fidelity pursuant to the Offer. Accordingly, depending on the prevailing or closing market price of the Shares on or about such date, Fidelity may be unable to exchange Shares in accordance with participant directions. If the prevailing or closing market price of the Shares is greater than the prevailing or closing market price of GM Class H common shares (multiplied by the exchange ratio), notwithstanding participant direction to exchange Shares in the Offer, no Shares will be exchanged.
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   If you would like further explanation regarding adequate consideration, please call Fidelity at 1-800-835-5092.

   An exchange of Shares credited to your individual account under the Plan can be made only by Fidelity as the holder of record. If you wish to direct Fidelity concerning the exchange of your Shares in the Plan, you must call and make an election.

   Fidelity makes no recommendation as to whether to direct the exchange of Shares or whether to refrain from directing the exchange of Shares. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THESE MATTERS.

Confidentiality

   To assure the confidentiality of your decision, Fidelity and its affiliates or agents will tabulate the Direction Forms. Neither Fidelity nor its affiliates or agents will make the results of your individual direction available to GM or to GMAC Mortgage Group, Inc.

Procedure for Directing Trustee

   If you want to participate in the exchange offer, you must call Fidelity during the exchange election period at 1-800-835-5092, Monday through Friday, from 8:30 a.m. to 8:00 p.m. in your time zone. You can make your exchange election through the Voice Response System or by speaking to a phone representative. The exchange election period starts on Monday April 24, 2000 and ends at 4:00 P.M., Eastern Time, Tuesday May 16, 2000.

 Determining How Much to Exchange

   You may elect to exchange all or a percentage of your Stock Fund into the GM Class H Common Stock Fund. The Stock Fund assets you wish to exchange must be specified as a whole percent. YOU MAY NOT ELECT A SPECIFIC DOLLAR AMOUNT TO BE EXCHANGED. You may make an exchange election even if your Plan account does not hold assets in the Stock Fund at the time of the election.

   You may increase, decrease or cancel your exchange election percent at any time during the exchange election period by calling Fidelity at 1-800-835-5092, Monday through Friday starting at 8:30 a.m. through 8:00 p.m. in your time zone. After the election period closes, you will receive a written confirmation of your exchange election percent.

   At the time the exchange election period closes (4:00 P.M., Eastern Time, May 16, 2000) your Stock Fund balance may have changed as a result of transfers you may have initiated and/or contributions and loan payments that have been posted to your account during the exchange election period. Your election will apply to your Stock Fund account balance as of May 16, 2000.

   After the deadline for making an election, Fidelity will complete the calculation and tabulation and Fidelity, as trustee, will tender for exchange the appropriate number of Shares.

Impact of the Exchange Election on Your Account

   If you elect to exchange all or a percentage of your Stock Fund account, at the close of the exchange election period, May 16, 2000, your GM $1 2/3 Common Stock Fund will be frozen to any negative activity until the administrative processing is complete. All distributions, withdrawals, loans and exchanges from your balance in the Stock Fund will be unavailable throughout the freeze. However, your balance in the Stock Fund will be utilized to calculate amounts eligible for distributions, loans and withdrawals throughout the freeze.

   Fidelity will process the exchange from the Stock Fund into a new stock fund, the GM Class H Stock Fund, as soon as administratively feasible after the GM Class H shares are received. It is anticipated the processing will be completed in five to seven business days after Fidelity receives the Class H Stock. Upon the completion of the processing, the freeze will be lifted and you may call Fidelity at 1-800-835-5092 to learn the effect of the exchange on your account. You will also receive a written confirmation of the exchange transaction.
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   Please note that the GM Class H Stock Fund will be closed to new investments after the exchange is processed. Dividends received on shares of GM Class H Stock shall be re-invested into GM Class H stock.

   Proration

   As described in the Offer, if there is an excess of this number of Shares tendered for exchange, some or all of the Shares tendered by Plan on behalf of participants may not be accepted for exchange. If only some of the Shares tendered by the Plan are accepted for exchange, all participants who have elected to exchange Shares shall have the number of shares they exchanged reduced in the same proportion.

   If you do not want to direct Fidelity to exchange any of your Shares held in the Plan, there is nothing you need to do. If you do not call Fidelity during the exchange election period, you will be considered to have made an election NOT to exchange and your Stock Fund account will not be frozen.

Shares Outside the Plan

   If you hold Shares directly, you will receive, under separate cover, exchange offer materials directly from the Company which can be used to tender such Shares directly to the Company. Those exchange offer materials may not be used to direct Fidelity to exchange or not exchange the Shares credited to your individual account under the Plan. The direction to exchange Shares credited to your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed procedures cannot be used to exchange non-Plan Shares.

Further Information

   If you require additional information concerning the procedure to exchange Shares credited to your individual account under the Plan, please contact Fidelity at 1-800-835-5092. If you require additional information concerning the terms and conditions of the Offer, please call Morrow & Co., the Information Agent, at 1-877-816-5329.

                                          Sincerely,

                                          Fidelity Management Trust Company

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               QUESTIONS & ANSWERS CONCERNING THE EXCHANGE OFFER

May I participate in the exchange offer?

   You are eligible to participate in the exchange offer if you participate in the GMAC Mortgage Group Savings Plan and your account holds assets in the Stock Fund at the time that the exchange offer election period ends (4:00 P.M., Eastern Time, Tuesday, May 16, 2000).

How do I decide whether to participate in the exchange offer?

   To decide whether to participate in the exchange offer, review all the material contained in this package, including the Offering Circular-Prospectus. You may also want to consult with your tax and/or financial advisor before making a final decision.

How do I make my election to exchange my GMAC Group Mortgage Savings Plan assets in the GM Stock Fund?

   If you wish to exchange assets from your individual GM Stock Fund account, you must call Fidelity at 1-800-835-5092, Monday through Friday, from 8:30 a.m. to 8:00 p.m. in your time zone, during the exchange election period and make your election through the Voice Response System (VRS) or by speaking with a service representative. The exchange election period starts on Monday April 24, 2000 and ends at 4:00 P.M., Eastern Time, Tuesday, May 16, 2000.

If I elect to participate in the exchange offer through my GMAC Mortgage Group Savings Plan account, how much can I exchange?

   You may elect to exchange all or a portion of the shares in your individual GM Stock Fund account. Your election must be in whole percents. No specific dollar amount or share amount election will be permitted.

   Remember, if you do nothing during the exchange election period, you have made an election NOT to exchange any of the shares in your Stock Fund account.

Can I change my mind after I elect to exchange my shares in my GM Stock Fund account?

   Yes. You may withdraw your exchange directive any time before the exchange offer expires at 4:00 P.M., Eastern Time, Tuesday, May 16, 2000.

Why is the closing date for the exchange election period earlier in the GMAC Mortgage Group Savings Plan than for the general public?

   The GMAC Mortgage Group Savings Plan election period will close at 4:00 P.M., Eastern Time, Tuesday, May 16, 2000, three days earlier than for the general public, to enable the plan administrator to tabulate the plan participants elections and transmit the election results to the trustee and exchange agent for the exchange offer prior to the expiration date of the exchange offer.

What happens if GM declares a quarterly dividend on GM $1 2/3 par value common stock during the exchange period and I have made an election to exchange all or a portion of my assets in the GM Stock Fund?

   If a dividend is declared with a record date before the completion of the exchange offer, you will be entitled to that dividend even if you have made an election to tender all or a portion of your assets in the GM Stock Fund provided you held such assets on the record date for the dividend. Tendering your assets in the GM Stock Fund in the exchange offer is not a sale or transfer of the assets until they are accepted by GM for exchange upon completion of the exchange offer.
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If I elect to participate in the exchange offer through my GMAC Mortgage Group
Savings Plan account, will I receive anything confirming the exchange?

   Yes. After the exchange offer has been completed and your GMAC Mortgage Group Savings Plan account is updated, Fidelity will send you a confirmation statement of the exchange.

Who should I call if I have questions or want copies of additional documents related to the Exchange Offer?

   You may call the information agent, Morrow & Co., to (1) ask any questions related to the exchange offer, or (2) request additional documents at 1-877-816-5329 (toll free) in the United States or 1-212-754-8000 (collect) elsewhere. You may also obtain free copies of other documents publicly filed by General Motors at the Securities and Exchange Commission's website at www.sec.gov or at General Motors website at www.gm.com.

As a savings plan participant I elected to participate in the exchange offer. Once the GM Class H Common Stock Fund assets have been posted to my account, can I exchange out of this Fund?

   You may exchange out of the GM Class H Common Stock Fund at any time; however, this Fund imposes a 1.0% redemption fee on assets that are held less than 90 days. This redemption fee is deducted from the assets redeemed. The redemption fee is paid to the Fund and helps protect the Fund's performance and stockholders by discouraging frequent trading in response to short-term market fluctuations.